SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Traffic Statistics for December 2005

São Paulo, January 4, 2006 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low fare, low cost airline, today released preliminary passenger statistics for the month of December 2005. System-wide passenger traffic (RPK) increased 62%, while capacity (ASK) increased 61% y-o-y. GOL’s system load factor for the month of December 2005 was 75%.

Domestic passenger traffic (RPK) for December increased 54%, while capacity (ASK) increased 56% y-o-y. GOL’s domestic load factor for the month was 75%.

Compared with the previous month, international passenger traffic (RPK) for December 2005 increased 23%, while capacity (ASK) increased 19%. International load factor for the month of December 2005 was 76%.

Operating Data	December	December	Change
	2005 *	2004 *	(%)
Total System
ASK (mm) (1)	1,367.6	847.5	61.4%
RPK (mm) (2)	1,028.3	636.5	61.6%
Load Factor (3)	75.2%	75.1%	+0.1 p.p.
Domestic Market
ASK (mm) (1)	1,285.2	826.5	55.5%
RPK (mm) (2)	966.0	626.7	54.1%
Load Factor (3)	75.2%	75.8%	-0.6 p.p.
International Market
ASK (mm) (1)	82.4	NM	NM
RPK (mm) (2)	62.3	NM	NM
Load Factor (3)	75.6%	NM	NM
( * ) December 2005 – preliminary data; final data for December 2004.

1. Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
2. Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
3. Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

Preliminary operating revenue per available seat kilometer (RASK) for December 2005 reached approximately R$23 cents, up approximately 20% over the month of September 2005. Preliminary RASK for 4Q05 was approximately R$21 cents, primarily due to high demand for GOL’s passenger transportation services, an increase in average stage length, and a slow recovery in yields.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 430 daily flights to 47 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay and 5511 2125-3200 in other countries.

Contact: GOL Linhas Aéreas Inteligentes S.A.
tel.: (5511) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir
or

Media – Brazil and Latin America: Roberta Corbioli or Simone Luciano MVL Comunicação (São Paulo) Tel.: (5511) 3049-0341 / 0343 e-mail: roberta.corbioli@mvl.com.br	Media – U.S. and Europe: Meaghan Smith Gavin Anderson & Company (New York) Tel.: 212-515-1904 e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.